(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	Commission File Number 0-25829

For Period Ended: July 31, 2004
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-K
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

Portal Software, Inc.

_____________________________________________________________________________________________

Full name of registrant

_____________________________________________________________________________________________

Former name if applicable

10200 South De Anza Boulevard

_____________________________________________________________________________________________

Address of principal executive office (Street and number)

Cupertino, California 95014

_____________________________________________________________________________________________

City, State and Zip Code

PART II

RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant has been working diligently to prepare its condensed consolidated financial statements for the quarter ended July 31, 2004 and such condensed consolidated financial statements have been substantially completed. However, the additional time required to review and finalize the condensed consolidated financial statements exceeds the time available prior to the filing deadline and consequently the Registrant is unable to file its Quarterly Report on Form 10-Q for the quarter ended July 31, 2004 within the prescribed period without unreasonable effort or expense. The Registrant expects to file its Quarterly Report on Form 10-Q for the quarter ended July 31, 2004 on or before September 13, 2004.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Howard A. Bain III (Chief Financial Officer) ____________________________________ (Name)	(408) _____________________ (Area code)	572-2000 _________________________________ (Telephone number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Portal Software, Inc.

_____________________________________________________________________________________________

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: September 8, 2004	By	/s/ Howard A. Bain III
Howard A. Bain III
(Chief Financial Officer)

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL

CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).